Noble Corporation
Dorfstrasse 19A
6340 Baar
Switzerland
June 7, 2011
Via facsimile and EDGAR
Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Noble Corporation Annual Report on Form 10-K for the year ended December 31, 2010 Filed on February 25, 2011 (File No. 0-53604)
Dear Mr. Brown:
     This letter will serve to confirm Noble Corporation’s request for an extension of time to submit a response to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by facsimile dated May 24, 2011 relating to the above-referenced filing. The Company expects to provide such response on or before June 22, 2011.
     Please call Todd Strickler, Senior Counsel (281-276-6160) or David Emmons of Baker Botts L.L.P. (214-953-6414) if you have any questions. Thank you for your attention to this matter.

Sincerely,
/s/ Tom Mitchell
Tom Mitchell
Senior Vice President and Chief Financial Officer

cc:	Mr. H. Roger Schwall Ms. Laura Nicholson